Exhibit 16.2
May 11, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
     We have read the draft Form S-11 dated May 11, 2010 expected to be filed with the Securities and Exchange Commission on or about May 12, 2010, of CoreSite Realty Corporation and its subsidiaries and are in agreement with the statements contained in the sixth and eighth paragraphs under the heading “Change in Independent Registered Accounting Firm” therein solely with respect to Baker Tilly Virchow Krause, LLP (formerly Beers & Cutler, PLLC). We have no basis to agree or disagree with other statements of the registrant contained therein.
     /s/ Baker Tilly Virchow Krause, LLP (formerly Beers & Cutler, PLLC)